Exhibit 99.1

NR: 22-09 | April 21, 2022

Skeena Publishes Inaugural ESG Report

Vancouver, BC (April 21, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the publication of its inaugural Environmental, Social and Governance (“ESG”) Report for the 2021 year (“ESG Report” or “Report”). The Report provides Skeena shareholders and stakeholders with a thorough overview of the Company’s ESG practices, commitments and performance. The comprehensive ESG Report is available on Skeena’s website.

Walter Coles, Skeena’s CEO, commented “We are excited to share our inaugural ESG report as an important milestone in the evolution of the Company. At Skeena, we believe that an emphasis on positive ESG metrics underpins a responsible resource sector and recognize that environmental stewardship, social responsibility and strong governance are fundamental to sustainable economic development. Our goal is to realize the value of Eskay Creek in such a way that we have a net positive impact economically, socially and environmentally by stimulating local businesses, furthering reconciliation with First Nations, and encouraging low-carbon industries within our supply chain.”

2021 ESG Report Highlights:

•	Skeena’s Eskay Creek Revitalization Project will be the first example of a First Nations consent process with our Tahltan partners under British Columbia’s Declaration on the Rights of Indigenous Peoples Act.
•	Investment of C$122 million from the Company into the British Columbia economy in 2021.
•	Preservation of 3,526 hectares of cultural significance to the Tahltan Nation, with the creation of the new Tenh Dẕetle Conservancy in Tahltan territory.
•	Completion of a socioeconomic baseline study of the Tahltan territory.
•	Low life-of-mine greenhouse gas intensity projection of 0.18 tonnes of CO2 per ounce of gold equivalent, with potential for further improvement.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to a full Feasibility Study in 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified Person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the PFS, completion of a feasibility study, anticipated life-of-mine greenhouse gas intensity, mechanism and timing of approval processes for permits, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, and the Company’s AIF dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this press release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s 2021 MD&A and AIF, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.